UNITED STATES
SECURITIES AND EXCHANGE COMMISSIONWASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2002

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

6660 N.W. Marine Drive,
Vancouver, B.C.
Canada V6T 1Z4
(604) 221-7676
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___ Form 40-F _X__

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No _X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	News release relating to Boston Scientific announcing FDA authorization for full enrollment of TAXUS IV clinical trial

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both national and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission. **Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.** The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: May 3, 2002

By ______________________
Name: Donald Longenecker
Title: President and COO

K:\38769\00001\MST\MST_O20M3

Exhibit 1

FOR IMMEDIATE RELEASE
NEWS RELEASE
May 2, 2002

BOSTON SCIENTIFIC ANNOUNCES FDA AUTHORIZATION FOR FULL ENROLLMENT OF TAXUS IV CLINICAL TRIAL

Vancouver, British Columbia – Angiotech Pharmaceuticals, Inc. (NASDAQ:ANPI; TSE:ANP) was notified today by its corporate partner, Boston Scientific Corporation ("BSC") that the U.S. Food and Drug Administration (FDA) has authorized full enrollment of BSC's TAXUS IV clinical trial.

The FDA action allows the trial to enroll its full complement of up to 1,172 patients at up to 80 sites. In March the FDA granted Boston Scientific an Investigational Device Exemption (IDE) to begin the trial. At the time, the FDA authorized enrollment of up to 400 patients at up to 40 sites. Enrollment of the 400 patients is scheduled to be completed this week, as stated by BSC.

The fourth trial in the TAXUS drug-eluting stent program, TAXUS IV is a pivotal study designed to collect data to support regulatory filings for U.S. product commercialization. The prospective, randomized, double-blind trial is designed to assess the safety and efficacy of a slow-release dose formulation paclitaxel-eluting TAXUS(TM) stent system for the treatment of coronary restenosis.

BSC has acquired worldwide co-exclusive rights from Angiotech to use paclitaxel to coat its coronary stent products and other vascular and non-vascular products. The TAXUS program is a series of clinical studies designed to collect data on Boston Scientific's proprietary paclitaxel-eluting stent technology for reducing coronary restenosis, the growth of tissue within an artery after angioplasty and stenting. Paclitaxel, at cytostatic doses, has demonstrated promising results in preclinical and clinical studies for reducing the processes leading to restenosis. The comprehensive TAXUS program positions Boston Scientific to launch paclitaxel-eluting stents in Europe this year and in the U.S. in 2003, as stated by BSC.

The TAXUS I trial confirmed safety and BSC reported zero thrombosis and zero restenosis. The TAXUS II trial completed enrollment of 537 patients in January, and the patients are now in the follow-up period. Preliminary safety data from TAXUS II presented in March at the American College of Cardiology annual meeting provided further support for the safety of paclitaxel-eluting stents. The TAXUS III trial studied the treatment of in-stent restenosis and also confirmed safety with no thrombosis. The study reported encouraging efficacy data.

The TAXUS IV trial is using the Express(TM) stent, a laser-cut, balloon- expandable stent developed exclusively by Boston Scientific.

Angiotech Pharmaceuticals, Inc. is a Canadian pharmaceutical company dedicated to the development of medical device coatings and treatments for chronic inflammatory diseases through reformulation of paclitaxel. Several pharmaceutical therapies are in clinical development and the paclitaxel-coated coronary stent program is currently in multiple international clinical studies. Other medical device programs include paclitaxel-loaded surgical implants.

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Angiotech Pharmaceuticals Contact:
Rui Avelar (Investors)
Cindy Yu (Media)
Phone: (604) 221-7676 Web: www.angiotech.com Email: info@angio.com